Mail Stop 4561

      December 6, 2005

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Form S-11
      Filed on November 7, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please provide us with copies of any graphics, maps,
photographs,
and related captions or other artwork including logos that you intend
to use in the prospectus.
2. On page 68, you state that you "have no present expectation of repurchasing any of our common stock except pursuant to [your] stock
redemption program."   Please revise the registration statement to
include a description of the share redemption program.
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption plan and for determining the availability of any exemption under Rule 13e-
4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.
4. Please advise us how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.
This discussion should address compliance with Regulation M in the current offering and any offerings that may take place in the future.
5. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of
Industry Guide 5.
6. We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.

Cover
7. It appears that your Cover Page is over one page long. Please revise to limit the Cover Page to one page. Refer to Item 501(b) of
Regulation S-K.
8. Please revise to note the price per share of the shares being offered at the top of the Cover Page.
9. You state that the Risk Factor section begins on page 23.
Please
revise to note that the Risk Factor section begins on page 21.
10. We note that the managers of your Advisor will each receive closing fees of $1.25 million upon the initial closing of the first
$50 million in proceeds received and an additional $1.25 million upon
the acceptance by you of an additional $50 million in offering proceeds. Please revise here and in the document in more detail to discuss the services being rendered for this fee.  For example, but
without limitation, please note whether the services include the managers` participation in the offering of your securities. Further, please tell us why the managers need not register as broker-
dealers
under Section 15a of the Exchange Act.
11. We note that members of your Advisor will receive introduction fees of $2.5 million upon the initial closing of the first $50 million in proceeds received and an additional $2.5 million upon the acceptance by you of an additional $50 million in offering
proceeds.
In light of the incentives to the Advisor in reaching the minimum offering, please tell us why these members need not register as broker-dealers under Section 15a of the Exchange Act.
12. Please reconcile the disclosure regarding payments to members of
Advisor for the introduction fee with the disclosure on page 72 that
you will pay the flat fee to "ARC Partners, LLC for introduction to a
network of individual residential real estate investors to Jack R. Andrews & Associates, LLC, Commercial Real Estate Properties, LLC and
Muir, LLC."   Please tell us the natural persons who control ARC
Partners.
13. Please revise the fifth bullet point to disclose that asset management fees are based on amounts invested rather than on performance and thus may motivate the Advisor to recommend riskier investments.
14. With respect to your tenth bullet point, please revise to disclose why this is a risk and if the risk is that you may use offering proceeds to make distributions, please revise to so state.
In this connection, we note that you have not included a corresponding risk factor in your risk factor section. Further, with respect to the ninth bullet point, please tell us whether this limitation appears in your charter or by-laws.






Questions and Answers about this Offering, page 10
15. Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to your UPREIT structure and restrictions on share ownership. As written, the Q&A and Summary sections are lengthy and do not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Please limit your summary to key information about your business and your offering, and provide the more detailed disclosure in the body of the prospectus. Refer to
Securities Release 33-6900 and Item 3 of Industry Guide 5. In this connection, please also revise to discuss the most material risk factors no later than page 2 of the summary and to omit the numerous cross-references from your summary.

Prospectus Summary, page 15
16. The introductory paragraph states that the "summary is not complete." While we understand that a summary, by its very nature, is not a complete discussion of all the factors affecting an investment in your company`s common stock, your current disclosure implies that your disclosure under this heading represents an incomplete summary. Please revise to remove this qualification or to ensure that the section summarizes the material elements of the offering.

17. Please revise to include a separately captioned discussion regarding the compensation to be paid to your Advisor and its affiliates.

18. Please revise to include a separately captioned discussion of conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests, describe the nature of each person`s affiliation with you and discuss the nature of each conflict identified.

Landwin REIT. Inc., page 15
19. We note on page 63, that you may invest in "first mortgages or second or more junior mortgages, mezzanine loans and preferred equity investments." Please revise this section to briefly discuss the nature of the "real estate related investments" in which you may
invest.   Please revise to include disclosure that you there is no
limitation on the amount that you may invest in subordinated loans, uninsured and non-investment grade mortgage loans, subprime loans and balloon loans.

20. You refer to your website at www.landwinreit.com. Please note that this is not a functioning website. Please revise or advise as necessary.

Our Management, page 15
21. You state that a majority of your directors will be independent.
Please revise to note that a majority of your directors are currently independent.

Description of Real Estate and Real Estate Related Investments,
page
15
22. Please revise to disclose if there are any limitations on the amount that you may invest in any type of permitted investment. Prior Investment Programs, page 17
23. You state that "Sylvia, Inc. and its affiliates, principal officer and his preceding affiliates, have previously sponsored 60 privately offered real estate programs since 1969." Please revise to note if SmithDennison Capital, LLC has previously sponsored any real estate programs.

Dividend Reinvestment Plan, page 18
24. In the last sentence of this section, you refer to the "Description of Capital Stock-Dividend Reinvestment Plan" section of the prospectus. Please note that the Description of Capital Stock section does not include a description of your Dividend
Reinvestment
Plan.  Revise as necessary.

Listing, page 18
25. Please revise to disclose that if the shares become listed you intend to acquire your Advisor or establish a fee structure appropriate for an entity with a perpetual life.

Risk Factors, page 21
26. We note that your risk factors include repetitive disclosures. For example but without limitation, you discuss the risk of competition on pages 22, 28, 29, 31 and 41. For another example you discuss the risks of delays in making investments on pages 21 and 26.
Please revise as necessary to eliminate repetitive disclosure.



Your interest may be diluted if we issue additional shares, page
22
27. You state in the last bullet that investors may experience dilution if you "issue common stock upon the exercise of the options." Please advise us as to the options you are referring to.

We might experience reduced net interest income or a loss from holding fixed rate investments during periods of rising interest rates, page 27.
28. We note your statement that you may fund your investments with short-term borrowings. Please revise to indicate the nature of your investments that may be funded with short term-borrowings.

Estimated Use of Proceeds, page 51
29. You state on page 75, that "many of the organization and offering expenses, such as costs of registering and qualifying the shares and legal, accounting and printing expenses, will be incurred in the initial stages of this offering regardless of the amount of proceeds we raise." In light of this statement, please revise footnote number
3 to explain the difference between the minimum and maximum offering expenses.
30. We note your statement that after investments and expenses directly associated with the offering the remainder of the offering proceeds will be used to pay offering expenses, "including selling commissions and marketing support fee." Please tell us where you have discussed these selling commissions and marketing support fees.
In this connection, we note your reference to "certain soliciting dealers" on page 123 but no discussion of selling commissions to be paid to such soliciting dealers.

Management of the Company, page 52

Martin Landis, page 52
31. You state that Mr. Landis has served as the Chief Executive Officer of Sylvia, Inc. and other entities affiliated with the general business of Landwin from 1987 to the present. Please revise to note the "other entities" for which Mr. Landis has served as the
Chief Executive Officer. Also, please provide a description of the entity you refer to as Landwin. This description should include, but not be limited to, the entity`s full name and its relationship to you if any.




Paul Sigelman, page 53
32. Please revise to note Mr. Sigelman`s business experience over the last five years. Refer to Item 401(e) of Regulation S-K.

Board of Director, page 53
33. You state that one director will be eligible for re-election per year. Please revise to explicitly note the term of your directors.
Refer to Item 401(a) of Regulation S-K.

Principal Stockholders, page 57
34. Please revise to include footnote disclosure of the natural persons who control Landwin Advisors.

Our Structure and Formation, page 58
35. We note that you are a recently formed company. Please expand your disclosure to provide general information as to the company, the date on which the governing documents became operative and the date on which they will expire. If the duration of the registrant may be sooner terminated or may be extended, outline briefly the pertinent provisions.

Real Estate Related Investments, page 63
36. In the second full paragraph, you state that if you obtain appropriate mortgage licenses, you may originate loans. Please revise to disclose whether you plan to obtain a mortgage license and to disclose any steps you have taken to date towards obtaining the licenses.
37. Please revise to discuss in further detail the underwriting criteria you will use to acquire or make mortgage loans. For example, we note disclosure in your risk factor section that you may invest in uninsured and non-investment grade mortgage loans and subprime loans and balloon payment loans. Further, we note your disclosure on page 85 that you anticipate your investments will have a short time horizon. Does this mean that you intend to make short-term mortgage loans? Please revise to discuss the anticipated term of your loans.
38. You state that you may invest in preferred equity investments. Please revise to state the criteria that will be followed in the purchase of such securities. Refer to Item 13(c) of Form S-11. For example, but without limitation, please note whether you require an issuer to have a minimum net income before you will invest. Borrowing Policies, page 64
39. Please revise to discuss your policies with respect to financing the acquisition or origination of mortgage loans.

Conflicts of Interest, page 69
40. We note your introductory statement that the diagram sets forth the relationship between you, the Advisor, the dealer-manager and your promoter. Please revise to identify the "dealer-manager" and include disclosure in the appropriate section of the document discussing such dealer-manager.
41. Please revise the first paragraph to disclose the ownership percentages in your Advisor by each of your officers and directors and the identity of your officers who are also officers of your Advisor it`s affiliates.
42. You state that the managers of your Advisor may each engage in one competitive project per year. Please revise to provide a detailed definition of a "competitive project."
43. Please revise to include a discussion of the conflicts in connection with the management fees and the termination fees.

Certain Relationships and Related Transactions, page 72
44. Please revise to note the ownership percentages in your Advisor for each of its minority shareholders.
45. Please revise to disclose the amount of the introduction and closing fees and identify the persons to whom these fees will be paid.

The Advisor, page 72

The Advisory Agreement, page 72
46. On page 71, you discuss your "agreements and arrangements with [your] Advisor." In this section, you state that you "will enter into an advisory agreement with [your] Advisor prior to the commencement of the offering." It is unclear from your disclosure whether you will enter into or whether you already have entered into an agreement with your Advisor. Please revise to clarify your disclosure.


Acquisition and Development Stage, page 76
47. You state that your Advisor will receive 5.50% "of the
contract
purchase price for a property acquired directly or through a joint venture." Please revise to note whether your advisor will receive 5.50% of the contract price independent of how much you contribute towards the contract price as part of a joint venture.
48. We note your disclosure that reimbursement of acquisition expenses will not exceed .5% of the funds you advance with respect to real estate related investments. Please clarify whether you mean
..5%
of the amount of the investment or .5% of the amounts expended.

Operational Stage, page 77
49. You state that your Advisor receives a fee for "supervising the management, leasing, development and construction services provided for [your] properties by third parties." Please revise to disclose whether there is currently an affiliate of your Advisor that performs management, leasing, development or construction services for properties or if your Advisor or its affiliates have plans to form such an entity.
50. Please revise to disclose whether there is a cap on the amount of reimbursement for services provided by your Advisor for which they do not otherwise receive a fee and disclose examples of the nature of such services.
Disposition Stage, page 77
51. You state that a disposition fee will be payable to your Advisor upon sale of one or more properties or real estate related investments only if your Advisor provides a "substantial" amount of services in connection with the sale of a property or real estate related investment. Please revise to describe how this determination will be made, including who will make such a determination and the criteria to be used to make such determination.

Subordinated Participation in Landwin OP, page 77
52. Please revise to include the distribution of net sales fee under the operational stage as well as the disposition stage.
Selected Financial Data, page 82
53. You note that your Advisor has made a capital contribution to Landwin OP for which it acquired limited partnership units of the operating partnership. Please revise this section to note the date and the amount of the contribution.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page 83
54. Please disclose and discuss your financial and non-financial performance indicators that management will use to manage and assess the business and that would be material to investors. Refer to SEC
Release 33-8350.

Liquidity and Capital Resources, page 84
55. Please revise your disclosure to include the anticipated cash outlay under the advisory agreement with your Advisor and affiliates.
56. Please revise to note whether you have sufficient cash resources, without the proceeds of this offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.

Summary of Reinvestment Plan, page 88
57. On the cover page, you state that of the 25,000,000 shares of common stock that you have registered, you are offering up to 5,000,000 shares to participants in our reinvestment plan. In this section, you state that shares of common stock will be available for purchase, under your reinvestment plan, out of the additional 2,000,000 shares registered with the SEC in connection with this offering. Please advise us as to the reason for the discrepancy in the number of shares or revise as necessary.

Prior Performance Summary, page 85
58. You state that your other sponsor, SmithDennison Capital, LLC and its chief executive officer, Sean Dennison, have previously co-sponsored and advised two real estate programs, both with Sylvia, Inc., and Martin Landis, both of which are included in your Prior Performance Tables. Please confirm that these programs sponsored by
SmithDennison Capital, LLC are included in the discussion in this section.

Prior Investment Programs, page 86
59. Please revise to identify the other public real estate program sponsored by Martin Landis or an affiliate managed by Martin
Landis
and identify the affiliate managed by Martin Landis that sponsored such public real estate program.


60. You include a discussion regarding your prior programs from December 31, 1997 through October 1, 2005. Please revise to discuss
your sponsor`s experience in the last ten years.   In this
connection, please disclose the number of programs sponsored, the total amount of money raised from investors, the total number of investors, the number of properties purchased, the location by region, the aggregate dollar amount of property purchased, the percentage that are commercial and residential, the percentage of new, used or construction properties and the number of properties sold. Please include a separate presentation for public and non-public programs. Refer to Item 8.A. of Guide 5.
61. Please include the undertaking discussed in Item 8.A.3. of Guide
5.
62. Please expand on your statement that each of the prior programs had investment objectives that are similar to yours by disclosing the factors considered in determining that the prior programs had investment objectives similar to the registrant.
63. We note your disclosure that all of the prior Landwin real estate programs have met and continue to meet their principal investment objectives and have not suffered any material adverse business developments. Please expand this disclosure in light of the net losses disclosed in Table III.

Transfer Restrictions, page 111
64. We note that your declaration of trust provides that any transfer of shares that would violate your share ownership limitation is null and void. Please expand your disclosure to discuss any restrictions on the transferability of shares imposed by state suitability standards or blue sky laws. Refer to Item 16 of Industry Guide 5.

Subscription Procedures, page 123
65. Please revise to describe the representations and warranties included in your subscription agreement, their effect, your reasons for requiring them and the circumstances under which the you would assert them.

Independent Auditors` Report, page F-2
66. We note you have engaged the accounting firm of Roth, Bookstein &
Zaslow, LLP to audit your October 24, 2005 balance sheet. We also note that the firm of Roth, Bookstein & Zaslow, LLP has not applied for registration with the Public Company Accounting Oversight Board
(PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer.
You must engage a new accountant that is publicly registered with the
PCAOB to re-audit the October 24, 2005 balance sheet and file a new
Form S-11 that includes the audit report of the new accountant.

Note 2 - Summary of Significant Accounting Policies, page F-4
67. Please revise to include a discussion of your consolidation policies specifically related to Landwin LLC and Landwin OP. Additionally please tell us why the capital contribution made by your advisor to Landwin OP referenced on page 82 was not included in your balance sheet as of October 24, 2005.

Appendix B

Subscription Agreement, page B-1
68. Please revise your subscription agreement to include a bold face legend stating that by executing the agreement, the investor is not waiving any rights under the Securities Act.

Appendix C

Prior Performance Tables, page C-1
69. You state in the first paragraph that the "following prior performance tables provide information relating to the real estate investment programs sponsored by Sylvia, Inc., Martin Landis as chief executive, officer of various affiliates of Sylvia, Inc., and Martin
Landis." Please revise to note if the tables include information relating to the programs sponsored by SmithDennison Capital, LLC. Also, please revise to identify the "various affiliates."

Table II
70. Please define footnote 1.

Table III
71. We note you include a line item "Cash generated from other." Please revise to strike this line item and include these amounts in the "Cash generated from operations" line item. Also, please revise to include a footnote for "Cash generated from operations" stating the amounts from sources other than operations.
72. Please confirm that cash generated from operations for Ocotillo in 2004 is accurate. The column does not appear to be mathematically accurate as it relates to cash flows.

Table IV
73. Please define footnotes 1 and 2.

Part II

Item 37. Undertakings, page II-3
74. Given that your registration statement is not on Form S-3 or
Form
S-8, please strike the following language from this section:
"provided, however, that paragraphs (i) and (ii) do not apply if the
Registration Statement is on Form S 3 or Form S 8, and the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement."

Exhibits
75. Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.














	You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP

??

??

??

??

Martin Landis
Landwin REIT, Inc.
December 6, 2005
Page 1